Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Tel 713-439-8600
Fax 713-439-8966

VIA EDGAR

September 6, 2012

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:    Baker Hughes Incorporated
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-09397

Dear Mr. Schwall:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) to Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) by letter dated August 17, 2012, regarding the filings listed above. Our response repeats the captions and comments contained in the Staff's letter in italics for your reference.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 2

1.
We note your disclosure on page 4 that you provide hydraulic fracturing services and have included further information about your hydraulic fracturing operations on your website. Please expand the disclosure in your filing to provide a more detailed discussion of the hydraulic fracturing process, what it entails, how it is done, etc.

In its SEC filings, the Company has attempted to provide a balanced disclosure regarding the Company's global business in light of the relative revenues and significance of the Company's product lines. The Company believes that the discussion of its products and services in the Business section of the Form 10-K for the Fiscal Year ended December 31, 2011 (“2011 Form 10-K”) provides adequate disclosures of the Company's material product lines. However, to supplement that disclosure with respect to the Company's hydraulic fracturing services, the Company will add the following, or information similar thereto, to its disclosure in the Business section in future reports on Form 10-K in the Pressure Pumping description in our Products and Services section:

“Hydraulic fracturing is the practice of pumping fluid through a wellbore at pressures and rates sufficient to crack rock in the target formation, extend the cracks, and leave behind a propping agent to keep the cracks open after pumping ceases. The purpose of the cracks is to provide a pathway that allows for the passage of hydrocarbons from the rock to the wellbore, thus improving the production of hydrocarbons to the surface.”

Risk Factors, page 8

2.
We note your risk-factor disclosure on pages 12 and 13 concerning the prospect of increasingly expensive compliance with environmental laws and regulations, due in part to increased regulatory scrutiny of hydraulic fracturing. Please revise your risk-factor disclosure to discuss, if material, the specific operational hazards and attendant financial risks associated with the services and products you sell relating to fracture stimulations.

The Company believes that the risk-factor disclosures included in the 2011 Form 10-K include disclosure of any material operational hazards and attendant financial risk associated with our hydraulic fracturing services; however, to supplement the disclosure, the Company proposes in future Form 10-K filings to add language in its current risk-factor on page 13 relating to governmental regulation of hydraulic fracturing as indicated below (additions underlined). The Company may further modify the disclosure in its risk-factor in future filings, subject to future developments, including with respect to scientific studies and legislative and regulatory initiatives noted in the risk-factor disclosures.

“Demand for pressure pumping services could be reduced or eliminated by governmental regulation or a change in the law.

Some federal, state and foreign governmental bodies have adopted laws and regulations or are considering legislative and regulatory proposals that, if signed into law, would among other things require the public disclosure of chemicals used in hydraulic fracturing operations and would subject hydraulic fracturing to more stringent regulation with respect to, for example, construction standards for wells intended for hydraulic fracturing, certifications concerning the conduct of hydraulic fracturing operations, management of flowback waters from hydraulic fracturing operations, or other measures intended to prevent operational hazards. Such federal, state or foreign legislation and/or regulations could impair our operations, increase our operating costs, and/or greatly reduce or eliminate demand for the Company's pressure pumping services. The EPA and other governmental bodies are studying hydraulic fracturing operations. Government responses to these studies and to public concerns relating to the development of unconventional oil and natural gas resources may impede the development of these resources by our customers, delaying or reducing the demand for our services. We are unable to predict whether the proposed changes in laws or regulations or any other governmental proposals or responses will ultimately occur, and accordingly, we are unable to assess the potential financial or operational impact they may have on our business.”

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully believes it has appropriately responded to the Staff's comments contained in the Staff's letter dated August 17, 2012. Please do not hesitate to call me at 713-439-8709 or Lee Whitley, Senior Corporate Counsel at 713-439-8122 with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.

Sincerely yours,

/s/ William D. Marsh
William D. Marsh
Vice President Legal Western Hemisphere

cc:	Michael Fay, Securities and Exchange Commission
Sandra E. Alford, Corporate Secretary
Alan J. Keifer, Vice President and Controller
Lee Whitley, Senior Corporate Counsel
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld